CALCULATION OF EARNINGS PER SHARE DATA <F1>
($ in thousands, except per share data)
Fiscal year ended December 31,          1995            1994            1993
Net income (loss)                       (1,598)         (3,889)         (6,422)
Preferred stock dividends               (1,234)         (469)           (70)
Total                                   (2,832)         (4,358)         (6,492)

Average shares outstanding              2,007,230       2,012,514       1,567,209
Earnings per share (Primary)            (1.41)          (2.17)          (4.14)

<F1>    The per share data and the outstanding shares of Common Stock have
	been adjusted to reflect the one-for-five reverse stock split, which was effective July 25, 1994.